FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For the month of August, 2004

CHAI-NA-TA CORP.

Unit 100 – 11300 No. 5 Road

Richmond, BC  V7A 5J7

Attachments:

1.

News Release dated August 9, 2005

2.

Interim Consolidated Financial Statements Six Months Ended June 30, 2005

3.

Management’s Discussion and Analysis

4.

Certificate of Interim Filing During Transition Period – CEO

5.

Certificate of Interim Filing During Transition Period – CFO

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]     Form 40-F – [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ] No – [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Date:  August 9, 2005

Wilman Wong

Chief Financial Officer/Corporate Secretary

 Unit 100 – 11300 No. 5 Road

 Richmond, BC V7A 5J7

 Canada

 Toll Free in Canada & USA:

 1-800-406-ROOT (7668)

 Telephone: (604) 272-4118

 Facsimile: (604) 272-4113

 TSX:  “CC” • OTCBB:  “CCCFF”

Web:  www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2005 Second Quarter Results

RICHMOND, BRITISH COLUMBIA – August 9, 2005 – Chai-Na-Ta Corp. (TSX: “CC”; OTCBB: “CCCFF”), the world’s largest producer of North American ginseng, today announced a second quarter 2005 net loss of $1.3 million, or $0.05 per basic share, compared to a net loss of $18,000, or $0.00 per basic share, in the quarter ended June 30, 2004.

Revenue decreased to $278,000 in the second quarter of 2005 from $1.4 million in the same period last year.

“While ginseng root prices remain volatile, Chai-Na-Ta realized an average selling price of $13 per pound in the first six months of 2005, a decrease of 48% over the average price for the same period last year,” said William Zen, Chairman and Chief Executive Officer. “Ginseng buyers remain cautious to buy root, we have committed sales with moderate price reductions in order to stimulate higher sales in the final six months of 2005.”

The Company took a $1.1 million write-down on inventory in the 2005 second quarter to reduce the carrying value to its estimated net realizable value.

Selling, general and administrative expenses improved to $0.4 million in the 2005 second quarter, compared to $0.5 million in the quarter ended June 30, 2004.

In the six months ended June 30, 2005, revenue declined to $0.4 million from $3.7 million in the first half of 2004.  Net loss in the first half of 2005 was $1.7 million, or $0.07 per basic share, compared to net earnings of $0.5 million, or $0.02 per basic share in the first half of 2004.

The cash used in operations was $1.3 million for the six months ended June 30, 2005 compared to a cash surplus from operations of $0.7 million in the same period of 2004.

“The decline in cash from operations was due primarily to lower revenue in the first half of this year compared to the same period a year ago. However, with our good banking relationship and the solid financial support of our principal shareholder, we believe that our ability to generate sufficient amounts of cash, both for the short term and the long term, remains essentially the same as it was on December 31, 2004,” said Mr. Zen.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacturing of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

-

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113 (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com

CHAI-NA-TA CORP.

Interim Consolidated Financial Statements

Six months ended June 30, 2005

(Unaudited – Prepared by Management)

Chai-Na-Ta Corp.

Second Quarter Report

For the period ended June 30, 2005

CHAI-NA-TA CORP.

Consolidated Balance Sheets

(Unaudited)

In thousands of Canadian dollars	June 30 2005	December 31 2004
	$	$
ASSETS
Current assets
Cash and cash equivalents	1,012	89
Accounts receivable and other receivables	50	187
Inventory	9,614	10,922
Ginseng crops	8,677	7,693
Prepaid expenses and other assets	73	103
	19,426	18,994
Ginseng crops	16,338	13,176
Property, plant and equipment	8,869	9,171
	44,633	41,341
LIABILITIES
Current liabilities
Bank indebtedness (Note 3)	6,359	6,932
Short-term borrowings (Note 4)	1,577	-
Accounts payable and accrued liabilities	1,169	496
Customer deposits	2,304	-
Current portion of long-term debt	683	129
	12,092	7,557
Long-term debt	1,295	279
Future income taxes	1,414	2,233
	14,801	10,069
SHAREHOLDERS’ EQUITY
Share capital (Note 6)	38,246	38,246
Contributed surplus	338	338
Cumulative translation adjustments	267	12
Deficit	(9,019)	(7,324)
	29,832	31,272
	44,633	41,341

On behalf of the Board:

“William Zen”

“Steven Hsieh”

William Zen

Steven T.M. Hsieh

Director

Director

Chai-Na-Ta Corp.

Second Quarter Report

For the period ended June 30, 2005

CHAI-NA-TA CORP.

Consolidated Statements of Deficit

(Unaudited)

	Three months ended		Six months ended
in thousands of Canadian dollars	June 30 2005	June 30 2004	June 30 2005	June 30 2004
	$	$	$	$
Balance, beginning of period	(7,710)	(6,899)	(7,324)	(7,046)
Change in accounting policy for stock
based compensation (Note 1b)	-	-	-	(359)
Net (loss) earnings for the period	(1,309)	(18)	(1,695)	488
Balance, end of period	(9,019)	(6,917)	(9,019)	(6,917)

Chai-Na-Ta Corp.

Second Quarter Report

For the period ended June 30, 2005

CHAI-NA-TA CORP.

Consolidated Statements of Operations

(Unaudited)

	Three months ended		Six months ended
in thousands of Canadian dollars (except per share amounts)	June 30 2005	June 30 2004	June 30 2005	June 30 2004
	$	$	$	$
Revenue	278	1,434	429	3,664
Cost of goods sold	305	940	467	2,040
	(27)	494	(38)	1,624

Selling, general and administrative expenses	384	464	795	843
Interest on short-term debt	96	6	171	14
Write-down of inventory and crop costs (Note 8)	1,139	-	1,250	-
	1,619	470	2,216	857
Operating (loss) income	(1,646)	24	(2,254)	767

Other (loss) income	(265)	(38)	(260)	(17)
(Loss) Income before taxes	(1,911)	(14)	(2,514)	750
Provision for (recovery of) income taxes	(602)	4	(819)	262

NET (LOSS) EARNINGS FOR THE PERIOD	(1,309)	(18)	(1,695)	488

Basic (loss) earnings per share	$(0.05)	$(0.00)	$(0.07)	$0.02
Diluted (loss) earnings per share	$(0.05)	$(0.00)	$(0.07)	$0.01

Weighted average number of shares
used to calculate basic (loss) earnings
per share	24,299,008	24,296,986	24,299,008	24,282,532

Weighted average number of shares
used to calculate diluted (loss)
earnings per share	24,299,008	24,296,986	24,299,008	34,847,676

Chai-Na-Ta Corp.

Second Quarter Report

For the period ended June 30, 2005

CHAI-NA-TA CORP.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended		Six months ended
in thousands of Canadian dollars	June 30 2005	June 30 2004	June 30 2005	June 30 2004
	$	$	$	$
OPERATING ACTIVITIES
Net (loss) earnings after items not affecting
cash (Note 9(a))	(242)	1,023	(592)	2,877
Changes in non-cash operating assets and liabilities (Note 9(b))	1,766	(588)	2,309	939
Changes in non-current cash crop costs	(1,758)	(2,101)	(3,022)	(3,106)
	(234)	(1,666)	(1,305)	710
FINANCIAL ACTIVITIES
Bank indebtedness	(1,626)	1,920	(573)	130
Short-term borrowings	1,565	-	1,565	-
Long-term borrowings	1,500	-	1,500	-
Repayment of long term debt	(119)	(27)	(139)	(31)
Issuance of shares for cash	-	11	-	25
	1,320	1,904	2,353	124
INVESTING ACTIVITIES
Purchase of property, plant and equipment, net	(99)	(1,395)	(122)	(1,497)
EFFECT OF EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS	(3)	10	(3)	19
NET INCREASE (DECREASE) IN CASH AND	984	(1,147)	923	(644)
CASH EQUIVALENTS

CASH AND CASH EQUIVALENTS
BEGINNING OF THE PERIOD	28	1,009	89	506
CASH AND CASH EQUIVALENTS
END OF THE PERIOD	1,012	(138)	1,012	(138)
Represented by:
Cash	1,012	122	1,012	122
Bank overdraft	-	(260)	-	(260)
	1,012	(138)	1,012	(138)

Supplemental information Note 9(c)

CHAI-NA-TA CORP.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

1.

Summary of significant accounting policies

a)

Interim financial statements

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) except that certain information and note disclosures normally included in the Company’s annual consolidated financial statements have not been presented.  These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2004.  These interim consolidated financial statements are subject to seasonality due to the timing of crop harvesting which typically occurs in the fall and the timing of subsequent sales, and therefore may not be indicative of results to be expected for the year ending December 31, 2005.

The interim consolidated financial statements follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements, except for the following change in accounting policies.

b)

Stock-based compensation

Effective January 1, 2004, the Company was required to adopt the recommendations of CICA Handbook Section 3870 which requires the use of the fair value based method in accounting for stock based compensation.  This change in accounting policy has been applied on a cumulative retroactive basis without restatement of individual prior periods.  The effect of adopting the new recommendations for the fair value of options granted since January 1, 2002 have been reflected as at January 1, 2004 as an adjustment to opening deficit of $359,000 on the statement of deficit.  Previously, compensation expense related to the fair value of such options were disclosed on a pro-forma basis in a note to the financial statements.  The fair value of all future stock-based compensation will be amortized directly to the statement of operations over the vesting period of the stock options.

There was no stock-based compensation expense recognized for the six month periods ended June 30, 2005 and 2004.

c)

Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods.  Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of inventory, crop costs, depreciation of property, plant and equipment, future income taxes and contingencies.  Actual results may differ from those estimates.

2.

 (Loss) earnings per common share

Basic (loss) earnings per share is computed by dividing the net (loss) earnings available to common shareholders by the weighted average number of common shares outstanding for the period.  Diluted (loss) earnings per share reflects the potential dilution of common shares by including other common shares equivalents in the weighted average number of common shares outstanding for a period, if dilutive.  Common share equivalents consist of convertible preferred shares and the incremental number of shares issuable upon the exercise of stock options.

Chai-Na-Ta Corp.

Second Quarter Report

For the period ended June 30, 2005

(in thousands except per share amounts) Three months ended	Net loss (numerator)	Number of shares (denominator)	Loss per share
	$		$
June 30, 2005
Basic	(1,309)	24,299	(0.05)
Effect of common share equivalents:
Preferred shares	-	-	-
Stock options	-	-	-
Diluted	(1,309)	24,299	(0.05)

June 30, 2004
Basic	(18)	24,297	(0.00)
Effect of common share equivalents:
Preferred shares	-	-	-
Stock options	-	-	-
Diluted	(18)	24,297	(0.00)

(in thousands except per share amounts) Six months ended	Net (loss) earnings (numerator)	Number of shares (denominator)	(Loss) earnings per share
	$		$
June 30, 2005
Basic	(1,695)	24,299	(0.07)
Effect of common share equivalents:
Preferred shares	-	-	-
Stock options	-	-	-
Diluted	(1,695)	24,299	(0.07)

June 30, 2004
Basic	488	24,283	0.02
Effect of common share equivalents:
Preferred shares	-	10,399	(0.01)
Stock options	-	166	(0.00)
Diluted	488	34,848	0.01

At June 30, 2005 there were 10,399,149 convertible preferred shares and 460,400 stock options outstanding that could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings per share because the effects would have been anti-dilutive.

3.

Bank indebtedness

The Company has available a $6,500,000 revolving demand operating loan with a Canadian chartered bank.  As at June 30, 2005, the Company had drawn $6,050,000 against the operating loan.

4.

Short-term borrowings

On April 4, 2005, the Company established a revolving loan facility of HK$10,000,000 from a fellow subsidiary.  The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) as quoted by the lender.  For the three months ended June 30, 2005, the Company has accrued C$17,000 of interest which has been included in interest on short-term debt on the statement of operations.  The company has fully drawn the loan facility which is due April 4, 2006.

5.

Long-term debt

During the three months ended June 30, 2005, the Company secured a $1,500,000 non-revolving term loan for three years from a Canadian chartered bank with an interest rate of prime plus 0.5% per annum.  The loan is repayable in monthly instalments of $41,700 plus interest and is secured by specific property of the Company.  As at June 30, 2005, $1,458,300 is outstanding of which $500,400  will become due within the next twelve months.  For the three months ended June 30, 2005, the Company incurred $7,800 of interest which has been capitalized and included in ginseng crops.

The Company has entered into equipment purchase loan agreements at interest rates of up to 6.9% per annum.  The loans are repayable in instalments maturing in various amounts to July 25, 2009 and are secured by specific assets of the Company.  As of June 30, 2005, $520,000 is outstanding of which $183,000 will become due in the next twelve months.

6. Share capital
In thousands	Number of Shares	Amount
		$
Common Shares
Balance as at December 31, 2004 and June 30, 2005	24,299	31,170

Preferred Shares
Balance as at December 31, 2004 and June 30, 2005	10,399	7,076
		38,246

7.

Stock options

Options to purchase 460,400 shares are outstanding and exercisable as at June 30, 2005 as follows:

			Exercise
	Number	Number	price	Contractual
	Outstanding	Exercisable	($/share)	life in years

Granted in 2003	460,400	460,400	0.73	3.46

Information regarding the Company’s stock options as at June 30, 2005 is summarized as follows:

		Exercise
	Number of	price range
	Shares	($/share)

Outstanding and exercisable as at December 31, 2004	545,100	$0.68 - 0.73
Expired	(84,700)	0.68 - 0.73
Outstanding and exercisable as at June 30, 2005	460,400	$0.73

8.

Write-down of Inventory and Crop Costs

The Company recorded a write-down on inventory of $1,139,000 during the three month period ended June 30, 2005 to reduce the carrying value of the inventory to its estimated net realizable value.

The Company recorded a provision on crop costs of $111,000 during the three month period ended March 31, 2005.  This provision was for costs incurred and committed to on sites that the Company decided not to plant in B.C. in 2005.

9.

Cash Flow Information

a)

Net (loss) earnings after items not affecting cash

	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2005	2004
	$	$
Net loss	(1,309)	(18)

Items not affecting cash:
Depreciation and amortization	14	12
Gain on disposal of property, plant and equipment	(8)	-
Cost of ginseng crops sold	240	1,025
Foreign exchange loss	284	-
Write-down of inventory	1,139	-
Future income taxes	(602)	4
	(242)	1,023

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2005	2004
	$	$
Net (loss) earnings	(1,695)	488

Items not affecting cash:
Depreciation and amortization	28	23
Gain on disposal of property, plant and equipment	(8)	-
Cost of ginseng crops sold	368	2,104
Foreign exchange loss	284	-
Write-down of inventory and crop costs	1,250	-
Future income taxes	(819)	262
	(592)	2,877

b)

Changes in non-cash operating assets and liabilities

	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2005	2004
	$	$
Accounts receivable and other receivables	56	31
Inventory	3	(202)
Ginseng crops	(547)	(515)
Prepaid expenses and other assets	72	28
Accounts payable and accrued liabilities	(122)	358
Customer deposits	2,304	(288)
	(1,766)	(588)

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2005	2004
	$	$
Accounts receivable and other receivables	137	1,495
Inventory	28	(606)
Ginseng crops	(863)	(795)
Prepaid expenses and other assets	30	(98)
Accounts payable and accrued liabilities	673	392
Customer deposits	2,304	551
	2,309	939

c)

Supplemental cash flow information

	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2005	2004
	$	$
Other cash flows:
Interest paid	99	9

Non-cash investing and financing activities:
Property, plant and equipment purchases financial through
equipment purchase loan agreements	209	105

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2005	2004
	$	$
Other cash flows:
Interest paid	168	20

Non-cash investing and financing activities:
Property, plant and equipment purchases financial through
equipment purchase loan agreements	209	105

10.

Segmented Information

The Company operates in one industry segment and two geographic regions.

	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2005	2004
External revenue from operations located in:	$	$
Canada	276	136
Far East	2	1,298
	278	1,434
Intersegment revenue from operations located in:	$	$
Canada	760	1,492
Far East	-	-
	760	1,492
Net (loss) earnings from operations located in:	$	$
Canada	(1,238)	(88)
Far East	(71)	70
	(1,309)	(18)

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2005	2004
External revenue from operations located in:	$	$
Canada	418	136
Far East	11	3,528
	429	3,664
Intersegment revenue from operations located in:	$	$
Canada	760	4,107
Far East	-	-
	760	4,107
Net (loss) earnings from operations located in:	$	$
Canada	(1,603)	392
Far East	(92)	96
	(1,695)	488

    Long-lived assets comprise of all assets not classified as current assets.

in thousands of	June 30	June 30
Canadian dollars	2005	2004
Long-lived assets from operations located in:	$	$
Canada	25,205	23,195
Far East	2	2
	25,207	23,197

Major customers:

For the three  months ended June 30, 2005,  revenue consisted of sales primarily to one customer which accounted for $239,041 from the Canadian geographic region (June 30, 2004 -  two customers which accounted for $842,400 and $446,121, respectively, from the Far East geographic region).

For the six  months ended June 30, 2005, revenue consisted of sales primarily to two customers, which accounted for $239,041 and $125,125,  respectively, from the Canadian geographic region (June 30, 2004 -  three customers which accounted for $1,655,100, $1,411,200 and $446,121, respectively, from the Far East geographic region).

11.

Commitments and Guarantees

a)

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises.  Although there is no maximum cost specified, the Company does not expect to incur any costs in connection with this indemnification and as such no amounts have been accrued as of June 30, 2005.

b)

The Company had entered into an agreement to contribute funding to support a rusty root research project and agreed to pay a total sum of $272,550 of which $100,850 had been paid as at June 30, 2005.  The Company has decided to discontinue the research project and has terminated the balance of the funding commencing July 2005.

c)

The Company has become involved in a legal proceeding as a result of an automobile accident.  The Company believes that existing insurance will be sufficient to cover any claim from this matter.  Accordingly, while the outcome cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the six months ended June 30, 2005

The following discussion and analysis reviews the operating results, financial position and liquidity, risks and industry trends affecting the financial results of Chai-Na-Ta Corp. Additional comments relate to changes made to operations since the year-end and their expected financial impact.

This commentary has been prepared as of August 8, 2005 and should be read in conjunction with the unaudited interim consolidated financial statements as at June 30, 2005 and for the six month periods ended June 30, 2005 and 2004 and their accompanying notes prepared in accordance with Canadian generally accepted accounting principles.  The discussion and analysis should also be read in conjunction with the 2004 annual audited financial statements and MD&A which can be found on the Company’s website. Amounts are expressed in Canadian dollars, unless otherwise specified.

Some of the statements made in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives, or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.

OVERVIEW

Chai-Na-Ta Corp. is the world’s largest supplier of North American ginseng.  Since its inception, the Company has grown from a farming operation into a vertically integrated organization embracing farming, bulk processing, distribution and marketing of North American ginseng and value-added nutraceutical products.  The Company is headquartered in Richmond, British Columbia, Canada, with farming operations in both Ontario and British Columbia.  The Company’s wholly owned subsidiary in Hong Kong is responsible for the marketing and distribution of its products in China and Hong Kong.  The Company also operates a showroom at its headquarters in Canada to promote and sell graded root and ginseng-based value-added products.

Ginseng buyers remain hesitant to buy root and resistant to carrying inventory due to concerns about currency fluctuations so the Company continued to hold off on selling its inventory in the second quarter of 2005.  This decision resulted in sales of $429,000 for the six months ended June 30, 2005.

The Company recorded a write-down on inventory of $1.1 million for the three months ended June 30, 2005.  This write-down reduced the carrying value of inventory to its estimated net realizable value which was determined by sales committed to, and deposits received from, customers in the second quarter of 2005.  This write-down contributed to the $1.7 million loss for the six months ended June 30, 2005.

The Company decided not to plant in B.C. in 2005 due to the province-wide rust problem and the downward price pressure of ginseng grown in that region.  As a result of this decision, the Company recorded a provision of $111,000 including lease termination costs in the first quarter of 2005.  The Company has not yet determined if it will continue to plant in B.C. in 2006 and thereafter.

RESULTS OF OPERATIONS

Revenue fell 81% to $278,000 in the second quarter of 2005 from $1.4 million in the second quarter of the previous year.  Revenue in the second quarter of 2005 included $239,000 from the sale of seeds as a result of the Company’s decision not to plant in 2005 in British Columbia.  Revenue fell 88% to $429,000 for the first six months of 2005 compared to $3.7 million for the same period in 2004.  The decrease in revenue for the first six months was due to the 93% decline in the sales volume of bulk roots as the Company decided to hold off on the selling of its ginseng roots.  The average selling price of bulk roots decreased to about $13 per pound in the first six months of 2005 from about $25 per pound in the first six months of 2004 and remains volatile. The sales in 2004 were from contracts committed to in late 2003 or early 2004 when the selling price was high.

Cost of goods sold was 110% of sales revenue in the second quarter of 2005, compared to 66% in the previous year period.  Cost of goods sold was 109% of sales revenue in the first six months of 2005 compared to 56% in the first six months of 2004.  Cost of goods sold is higher than revenue in 2005 because of storage insurance and shipping costs incurred.

Gross loss was 10% of sales in the second quarter of 2005 and 9% in the first six months of 2005 compared to gross margins of 34% and 44% for the same periods, respectively, in 2004.  The significant decrease was due to a 48% reduction in selling price in the first six months of 2005 compared to the same period in 2004.  The small margins realized in the sales in the first six months of 2005 were more than offset by the storage insurance and shipping costs incurred.

For the three months ended June 30, 2005, selling, general and administrative expenses decreased to $384,000 compared to $464,000 for the same period last year.  For the six months ended June 30, 2005, selling, general and administrative expenses decreased to $795,000 compared to $843,000 for the same period in the previous year.  The reduction in both periods was due to cost cutting measures enacted by the Company in conjunction with the decision to hold off on selling its inventory.

Interest on short-term debt increased to $96,000 in the second quarter of 2005 from $6,000 in the second quarter of 2004 and increased to $171,000 in the first six months of 2005 from $14,000 in the first six months of 2004.  The increase in both periods was due to higher bank borrowings which resulted from lower sales revenue.

The Company recorded a write-down on inventory of $1.1 million for the three months ended June 30, 2005.  This write-down reduced the carrying value of inventory to its estimated net realizable value.  The Company recorded a provision of $111,000 for the three months ended March 31, 2005.  This provision was for costs incurred and committed to on sites that the Company decided not to plant in B.C. in 2005.

Other loss increased to $265,000 in the second quarter of 2005 from $38,000 in the second quarter of 2004 and increased to $260,000 in the first six months of 2005 from $17,000 in the first six months of 2004.  These increases were mainly a result of a previously deferred $284,000 exchange loss that was realized when a long-term investment in a foreign subsidiary was partially repaid in the second quarter of 2005.

For the three months ended June 30, 2005, the Company incurred a net loss of $1.3 million, or $0.05 per basic share, compared to a net loss of $18,000, or $0.00 per basic share for the three months ended June 30, 2004.  For the six months ended June 30, 2005, the Company incurred a net loss of $1.7 million, or $0.07 per basic share, compared to net earnings of $488,000, or $0.02 per basic share for the corresponding period last year.  The decrease in net earnings resulted primarily from the reduction in sales volumes and margins on bulk root sales and the write-down on inventory.

The Company did not declare any dividends on any class of shares during the six months ended June 30, 2005 or for any period in the previous three fiscal years ended December 31, 2004.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters ended September 30, 2003 through June 30, 2005.  This information has been derived from unaudited interim consolidated financial statements that, in the opinion of the Company’s management, have been prepared on a basis consistent with the audited annual consolidated financial statements.

(Stated in Thousands of Canadian Dollars except per share amounts)	2005	2004				2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Total revenue	278	151	1,079	2,682	1,434	2,230	4,800	485

Operating (loss) profit	(1,646)	(608)	(1,073)	409	24	743	2,039	(33)

Net (loss) earnings	(1,309)	(386)	(660)	252	(18)	506	1,176	(53)

Net (loss) earnings per share:
Basic	(0.05)	(0.02)	(0.03)	0.01	(0.00)	0.02	0.08	(0.00)
Diluted	(0.05)	(0.02)	(0.03)	0.01	(0.00)	0.01	0.03	(0.00)

Ginseng crops are harvested in the fall of every year. Significant fluctuations in revenue and earnings in any period are impacted by the quantity and quality of root sold, the selling price of such root and the relative strength of the Canadian dollar to the currency used by the customers.

The change in sales pattern over the last two years was mainly due to the strong Canadian dollar relative to the currencies used by the Company’s customers, who deferred purchasing decisions, as well as by the Company’s decision in the last quarter of 2004 and the first two quarters of 2005 to hold off sales until the price of ginseng stabilizes. The net loss in the second quarter of 2005 included a write-down of $1,139,000 on inventory.  The net loss in the first quarter of 2005 included a provision of $111,000 on crop costs incurred for cancelled sites in B.C.  The net loss in the 2004 fourth quarter included a write-down of $600,000 on inventory.

LIQUIDITY AND CAPITAL RESOURCES

The cash used in operations was $234,000 for the three months ended June 30, 2005, compared with $1.7 million for the same period in 2004. The cash used in operations was $1.3 million for the six months ended June 30, 2005 compared with cash provided by operations of $710,000 for the same period in 2004.  The significant decrease in cash from operations in the first six months of 2005 was mainly due to the decrease in sales net of amounts uncollected and deposits received at the end of the respective periods.  The Company’s cash and cash equivalents as at June 30, 2005 was $1,012,000 compared to a balance of $89,000 at December 31, 2004, an increase of $923,000.

The working capital position of the Company at June 30, 2005 was a surplus of $7.3 million compared to a surplus of $11.4 million at December 31, 2004. This decrease came about mainly because of the increase in bank indebtedness which was due to a lack of sales and the increased liabilities for operating expenses and crop maintenance.

Current and non-current crop cost expenditures before depreciation and interest totalled $3.9 million in the first six months of both 2005 and 2004.

As of June 30, 2005, the Company had drawn $6.05 million of the available $6.5 million revolving demand operating loan with a Canadian chartered bank.  During the three months ended June 30, 2005, the Company secured a $1.5 million non-revolving term loan bearing interest at prime plus 0.5% per annum for three years from the same Canadian chartered bank.  The term loan is secured by specific property of the Company.

On April 4, 2005 the Company established a revolving loan facility of HK$10,000,000 (approximately $1.6 million) from More Growth Finance Limited, a fellow subsidiary of the Company's parent company Road King Infrastructure Limited.  The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) as quoted by the lender.  The Company has accrued $17,000 of interest for the three months ended June 30, 2005 which has been included in interest on short-term debt on the statement of operations. The Company has fully drawn the loan facility which is due April 4, 2006.

As at June 30, 2005, the Company had received $2.3 million in deposits from customers. These deposits are on orders that will be fulfilled in the third quarter of 2005.

The Company believes that its existing cash resources, together with the cash generated from future sales of inventory, available bank borrowings and related party borrowings, will be sufficient to meet its working capital and operating requirements for the next twelve months.  The Company is also committed to reducing discretionary expenditures to reducing the cash required for operations.  If cash resources are insufficient to fund operations, the Company may seek to secure additional capital through additional credit facilities, the issuance of equity or the disposal of expendable assets. There is no assurance that additional financing will be available on terms favourable to the Company or that the Company will be able to sell its inventory at a satisfactory price.

As at June 30, 2005, the Company had the contractual obligations and commercial commitments outlined in the chart below:

Contractual Obligations	Payments Due by Period
(Stated in Canadian Dollars)
	Total	Less Than One Year	1-3 Years	3-4 Years	After 5 Years
Long-term Debt	1,977,794	683,187	1,262,596	32,011	-

Operating Leases	81,702	46,669	35,033	-	-

Agricultural Land Leases	1,882,202	622,583	1,009,459	242,160	8,000

Total Contractual	3,941,698	1,352,439	2,307,088	274,171	8,000
Obligations

The following commitments are not included in the Contractual Obligations table above:

•

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises.  Although there is no maximum cost specified, the Company does not expect to incur costs in connection with this indemnification and as such no amounts have been accrued as of June 30, 2005;

•

The Company is committed to maintaining its ginseng crops from the time of initial planting to the time of harvesting, which usually takes three to four years.  The cost of maintaining these crops is financed through the sale of inventory and available bank borrowings;

•

The Company has become involved in a legal proceeding as a result of an automobile accident.  The Company believes that existing insurance will be sufficient to cover any claim from this matter.  Accordingly, while the outcome cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company; and

SHARE DATA

The Company’s authorized share capital consists of an unlimited number of common shares without nominal or par value and 21 million Series 1 non-voting, non-cumulative preferred shares, convertible into common shares on a 1:1 basis.  Any issued and outstanding preferred shares will automatically be converted into common shares in 2010.

As at the date of this report, the Company has 24,299,008 common shares outstanding at a book value of $31,170,628 and 10,399,149 preferred shares with a book value of $7,075,581. The Company also has outstanding 460,400 options to purchase common shares at $0.73 per share which expire in December 2008.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and other disclosures as at the end of or during the reporting periods.  Actual results may differ from these estimates and from judgments made under different assumptions or conditions.

The following items require the most significant estimates and judgments in the preparation of the Company’s financial statements:

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value.  The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste.  The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold.  Although management does not believe that additional provisions are required to align the carrying value of certain inventory with its net realizable values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.

Ginseng Crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews their carrying value for evidence of impairment.  Included in the cost of crops are seed, labour, applicable overhead, interest and supplies required to bring them to harvest.  The determination of impairment requires complex calculations and significant management estimation with respect to future costs to bring crops to harvest; demand for and the market price of harvested ginseng roots; and expectations as to the yield and quality of ginseng roots harvested.  The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground.  Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs and the time required to bring the crops to harvest.

Income Taxes

The Company estimates its income taxes in each of the jurisdictions that it operates.  The process involves estimating the current income tax exposure, together with assessing temporary differences from different treatment of items for tax and accounting purposes.  These differences result in future tax assets and liabilities that are included in the consolidated balance to the extent that a net future income tax asset or liability exists.  Although the Company’s assessment reflect management’s best estimates, future events may result in materially different outcomes with respect to the future income tax assets, liabilities and expense.

RECENT ACCOUNTING PRONOUNCEMENTS

Comprehensive Income

Effective January 1, 2007, the Company will be required to adopt the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530.  This Section establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components.  The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Foreign Currency Translation

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 1651 which replaces Section 1650.  This Section establishes standards for the translation of transactions of a reporting enterprise that are denominated in a foreign currency and financial statements of a foreign operation for incorporation in the financial statements of a reporting enterprise.  The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Investments

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 3051 which replaces Section 3050.  This Section establishes standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments.  The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Equity

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 3251 which replaces Section 3250.  This Section establishes standards for the presentation of equity and changes in equity during the reporting period.  The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Financial Instruments

Effective January 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3855 and to adopt Section 3861 which replaces Section 3250.  Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.  The adoption of these standards is not expected to have a significant impact on the Company’s consolidated financial statements.

Hedges

Effective January 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3855.  This Section establishes standards for when and how hedge accounting may be applied.  The adoption of these standards is not expected to have a significant impact on the Company’s consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company’s revenue and earnings are affected by the world price of ginseng root, which is determined by reference to factors including the supply and demand for North American ginseng root, negotiations between buyers and sellers, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currencies used by the Company’s customers.  A percentage change in the market price of ginseng root tends to have a corresponding impact on the revenue reported by the Company.

The Company identifies Canada as the primary economic environment in which it operates, and uses the Canadian dollar as its functional currency.  A minor portion of the Company’s revenue and receivables is denominated in U.S. dollars and Hong Kong dollars, and the Company is also exposed to foreign exchange risk through its net investment in a self-sustaining foreign subsidiary. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposure to any one currency by repatriating any excess funds.

The Ministry of Commence of the People’s Republic of China announced an order that stops the importation of cultivated North American ginseng for the purpose of contract processing in China, and the subsequent exporting of the processed ginseng to other markets. The announcement was effective on November 1, 2004.  As a result, the Company anticipates that there will be an impact on the demand for and the prices of North American ginseng.

On July 21, 2005, the People’s Bank of China announced an increase of 2.1% in the value of the Chinese renminbi in relation to the US dollar.  The bank also announced that it will no longer fix the renminbi to the US dollar but instead will fix it to a market basket of currencies.  It is premature to predict the impact of this measure on the demand for and the prices of North American ginseng.

FINANCIAL INSTRUMENTS

Financial instruments of the Company are represented by cash and cash equivalents, accounts receivable and other receivables, bank indebtedness, short-term borrowings, accounts payable and accrued liabilities, customer deposits and long-term debt. The carrying value of these instruments approximates their fair value.

Interest on the Company's line of credit, short-term borrowings and term loan are based on variable rates. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk.

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets.  In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or acceptable credit ratings.  Payments or deposits are usually received before shipments of inventory.  Inventory may be held as security until payment is received, when such relationships have not been established. As the Company’s significant customers do not necessarily use the ginseng themselves but instead distribute the ginseng to smaller wholesalers, distributors and retailers, the Company does not believe that it is economically dependent on any one customer nor that the loss of any one wholesaler would impact the Company’s ability to market roots through other channels. There can be no assurance, however, that adverse changes in the above noted factors will not materially affect the Company’s business, financial condition, operating results and cash flows.

The Company is exposed to currency exchange risk as a result of its international markets and operations.  The Company does not use derivative instruments to mitigate this risk.

OUTLOOK

The Company will remain focused on maximizing yield and quality, as well as capitalizing on opportunities for sustainable growth and profitability, in order to provide attractive returns to shareholders.  The Company will continue the cultivation in Ontario and B.C., determine whether to continue planting in both Canadian regions and examine the possibility of establishing a presence in Wisconsin.  The Company will also continue promoting its graded root and ginseng-based value-added products, and exploring opportunities to vertically integrate its operations and direct bulk root into value-added markets.

ADDITIONAL INFORMATION

Additional information with respect to the Company is available on the SEDAR website at www.sedar.com

Certificate of Interim Filings during Transition Period

Form 52-109FT2

I, William Zen, Chairman and Chief Executive Officer of Chai-Na-Ta Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and interim Filings) of Chai-Na-Ta Corp., (the issuer) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 8, 2005

              “ William Zen”

_______________________________________

William Zen

Chairman and Chief Executive Officer

Chai-Na-Ta Corp.

Certificate of Interim Filings during Transition Period

Form 52-109FT2

I, Wilman Wong, Chief Financial Officer of Chai-Na-Ta Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and interim Filings) of Chai-Na-Ta Corp., (the issuer) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 8, 2005

                “Wilman Wong”

_______________________________________

Wilman Wong

Chief Financial Officer

Chai-Na-Ta Corp.